Filed pursuant to Rule 425 under the
Securities Act of 1933 and deemed filed
pursuant to Rule 14a-12 of the Securities
Exchange Act of 1934
Filing Person: iStar Inc.
Subject Company: iStar Inc.
Commission File Number: 1-15371

Transcript of Conference Call Hosted by iStar, Inc.

August 11, 2022 / 11:00 AM EST

The following transcript of a conference call hosted by iStar, Inc. on August 11, 2022, at
11:00 AM EST, is filed herewith pursuant to Rule 425 under the
Securities Act of 1933. This transcript was prepared by a third party and has not been independently verified and may contain errors.

iStar(Safehold and iStar) August 11, 2022

Corporate Speakers:

•	Jason Fooks; Safehold Inc.; SVP of IR

•	Jay Sugarman; Safehold Inc.; CEO & Chairman

•	Marcos Alvarado; Safehold Inc.; President & CIO

•	Brett Asnas; Safehold Inc.; CFO

Participants:

•	Unidentified Participant; Berenberg; Analyst

•	Stephen Laws; Raymond James & Associates, Inc.; Research Division, Research Analyst

•	Jade Rahmani; Keefe, Bruyette, & Woods, Inc.; Research Division, Director

PRESENTATION

Operator^ Good morning, and welcome to iStar call. (Operator Instructions) As a reminder, today's conference is being recorded. At this time, for opening remarks and introductions, I would like to turn the conference over to Jason Fooks, Senior Vice President of Investor Relations and Marketing. Please go ahead, sir.

Jason Fooks^ Good morning, everyone, and thank you for joining us today to review the transaction we announced this morning. With me today are Jay Sugarman, Chairman and Chief Executive Officer, Marcos Alvarado, President and Chief Investment Officer, and Brett Asnas, our Chief Financial Officer.

The presentation that we plan to walk through can be found on our website at istar.com in the Investors section. There'll be a replay of the call beginning today at 2:00 p.m. The replay is accessible on our website or by dialing 1 (866) 207-1041 with a confirmation code of 796-4771. Before I turn the call over to Jay, I'd like to remind everyone that statements in this earnings call, excuse me, savings in this conference call, which are not strict will be forward-looking.

IStar's actual results may differ materially from these forward-looking statements, and the risk factors that could cause these differences will be detailed in our SEC reports and filings that we make in connection with the proposed transaction. iStar (inaudible) any intent or obligation to update these forward-looking statements, except as expressly required by law. Now I'd like to turn the call over to iStar's Chairman and CEO, Jay Sugarman. Jay?

Jay Sugarman^ Thanks, Jason. Good morning, everyone. 5 years ago, I started Safehold and began the modern ground lease revolution. Since then, the platform has grown significantly, and we've helped Safehold establish itself as the clear leader in the sector. Today, we take another major step forward by combining the strength of iStar and Safehold, and set the foundation for the next exciting phase of growth for Safehold and the modern ground lease industry.

We prepared a deck so let's go through it. First, a recap of how we got here on Slide 3. Several years ago, we announced that we would transition iStar's business to be primarily focused on the ground lease industry.

The strategy to get there had three parts to it, pushing to scale the modern ground lease business we had created simplifying the remaining iStar businesses, which meant monetizing the non-ground lease assets in our portfolio and maintaining a strong balance sheet to enable us to execute our plan, no matter market conditions.

That transformation has yielded strong results to date. Most recently, with the sale of our net lease portfolio earlier this year for approximately $3 billion, which generated a $585 million gain. Focusing our energies on the ground lease business enabled us to help drive significant results at Safehold, growing the portfolio 17x since IPO to nearly $6 billion, and growing revenues at a compounded annual rate of almost 70% over the same period.

Today, with the ground lease ecosystem representing the bulk of iStar's remaining assets, we're taking the final steps to complete this transformation and let shareholders benefit from the even stronger Safehold that will emerge from this combination.

Okay. Let's start with what we're doing on Slide 4. IStar and Safehold to reach a definitive agreement for a strategic combination that will give iStar shareholders interest in two public entities. First, iStar shareholders will continued on a meaningful interest in the combined company, which will operate as Safehold Inc.

For clarity and discussing the transaction today, we'll refer sometimes to the combined company as new Safehold but really new Safehold is just a better, stronger sale. It will be the only self-managed pure-play publicly traded ground lease company, and we'll be very well positioned to continue its market-leading growth.

Given shareholder ongoing interest in the combined company, one of the primary objectives of the Board was to ensure that Safehold would be an even stronger footing after this transaction. And we'll walk through in more detail some of the ways the transaction will enhance Sapa's ability to scale its business going forward.

Secondly, shares will receive shares in a new separate publicly traded company. which we're referring for the time being of SpinCo that will own some of our longer-term legacy assets and a portion of our SAFE stock. This vehicle will enable iStar shareholders to benefit from the full value from these assets in a focused deleverage structure. Ultimately, each share by Star will receive an interest in New Safehold, representing approximately 0.27 shares of SAFE.

And based on SAFE closing price yesterday of 43, 45, represents a value of just under $12 plus an interest in SpinCo, which we estimate will have a book value of $6.48 per share for a combined total value of just over $18 per share.

That said, final share ratios and values will ultimately depend on a number of factors, including the stock price as a SAFE and iStar at the time of closing and the pace and value of asset monetizations between now and closing. So that's what we're doing.

Let's now walk through how we're going to do it. Slide 5 lays out the steps necessary to execute the transaction. And let's start with what Safehold will be doing. Safehold will acquire the management company from iStar and internalize the management team and the platform.

Safehold will effectively assume $100 million of iStar, the LIBOR plus 150 trust preferreds through 2035, and issued 1.2 million for new shares of SAFE to iStar valued at approximately $50 million today, bringing the total merger consideration to approximately $150 million.

Second, Safehold will build a fund management capability by acquiring iStar's GP interest, in its two ground lease ecosystem funds, the ground lease plus and leasehold loan funds that have been funded to date by iStar and a sovereign wealth fund. Safehold will also acquire iStar's LP interest in those funds but intends to sell those down to other investors while retaining the general partner role. And third, Safehold will enter into certain transitional arrangements with SpinCo, which we'll talk about in a second.

Specifically, Safehold will provide a well collateralized term loan and be the external manager of SpinCo, earning management fees and interest over the next several years while SpinCo assets are monetized. Let's turn to what iStar is doing.

Prior to closing this transaction, iStar will retire all of its debt other than the trust preferreds and cash out on its preferred equity using the $1.4 billion of cash we have on hand as well as proceeds from anticipated asset sales and loan repayments. IStar will also settle its long-term incentive plans, IPIP using its existing shares of SAFE. Using existing shares of SAFE frees up cash to retire debt and at the same time, reinforces management's alignment with new Safehold's future success.

Next, iStar will spin off all of the non-ground lease assets remaining at the time of closing, which we currently estimate to have a book value of approximately $350 million, plus a $400 million block of Safehold stock we're going to SpinCo.

IStar will also sell 5.4 million shares of its SAFE stock, representing approximately 13% of its overall holdings in SAFE to MSD Partners, which will provide iStar with $200 million of proceeds for debt repayment. So in the end, after sales to MSD and distributions under incentive plans, iStar shareholders will own approximately 51% of new Safehold both directly and indirectly via SpinCo.

We anticipate that we'll close this transaction by the end of the year or during the first quarter of 2023 with two 90-day extensions also available. Let's move to Slide 6, where we highlight the real key to the transaction. Over the past 5 years, the existing architecture that we have created between Safehold and iStar was a competitive advantage in helping accelerate Safehold's early growth.

Now the goal is to best position the platform going forward and create the corporate structure that will enable the ground lease business to grow to its full potential. We think this transaction achieves that goal. The net result is a better SAFE hold with a better corporate structure, better cost and economics and a better debt and equity profile.

And so a better positioned company to continue to scale and expand our market-leading platform Focusing on some of these key benefits. This structure enhances the governance of Safehold by putting the assets and the management team together in 1 company and more widely distributing share ownership and voting power.

From an earnings perspective, the transaction significantly lowers the long-term cost structure of the business when compared to the projected costs under an external management structure. And lastly, the transaction will improve the combined company's ability to reach a broader universe of debt and equity investors.

And this might turn out to be the most impactful benefit. On the equity side, here's what happens. The float should more than double the external structure concerns go away. MSD Partners becomes our largest -- one of our largest shareholders, and Karen gets a major investor and a substantial mark. All of these are big positives. The impact of our debt profile is equally important.

The transaction is addressing key ratings drivers, which the agencies have laid out as the path to Safehold credit upgrades. Just this morning as a result of the transaction announcement, Moody's has put Safehold's credit on positive outlook, opening the door to a potential upgrade for new SAFE to become a credit as we deliver on the benefits the announced transaction. And with that quick overview, let me turn it over to Marco. Marcos?

Marcos Alvarado^ Thanks, Jay. Slide 7 highlights the MSD Partners investments that send a strong signal about the future of NewSafe. Concurrent with the closing, iStar will directly sell MSD 5.4 million shares of the SAFE stock, which it has in its portfolio.

This will generate $200 million of proceeds, which we will use to repay debt. In addition, MSG will buy 100,000 units of carat from Safehold for $200 per unit, implying a care valuation of $2 billion. Notably, not only does this valuation represent a premium to the prior carat sale earlier this year for $1.75 billion.

It also does not include any structural enhancements or redemption option, which was previously included in the initial sale. With just over 63 million shares expected at New Safehold, the implied value of Care to shareholders should now become more transparent. Overall, we welcome MSD to the Safehold family as this transaction will make them one of the largest investors in Safehold and the largest third-party investor in Care.

Slide 8 summarizes what will happen with iStar shares of SAFE in this transaction. Pro forma for the 1.2 million shares of SAFE, which we will receive as part of the merger consideration and the additional shares we expect to receive as part of our regular management fees over the balance of the year, iStar will own approximately 42 million shares of SAFE.

Of that amount, 5.4 million shares will be sold to MSD, and we estimate that we will distribute approximately 3.4 million shares to management and satisfaction of IPIP, although that will be subject to change based on the value of SAFE at the time of closing.

In addition, $400 million of safe stock, which currently represents approximately 9.2 million shares will be contributed to SpinCo and the remaining shares estimated to be approximately $23.7 million will be exchanged in the merger on a tax-free basis, giving iStar shareholders' direct ownership in NewSafe.

In total, iStar shareholders will have an approximate 51% interest in New Safehold. Let's switch gears to SpinCo, and Slide 9 provides an overview. After the transaction, SpinCo will be a separate publicly traded company with interest in real estate assets as well as safe stock externally managed by New Safehold.

Its assets will be comprised of $400 million of SAFE stock, which based on today's value, values represents approximately 9.2 million shares Additionally, the portfolio will include iStar's legacy real estate assets with a book value of approximately $350 million, which primarily include Asbury Park and Magnolia Green, will also be seated with $50 million of cash.

On the right side of the balance sheet, SpinCo will have a 400 -- sorry, excuse me, a $100 million secured term loan from Safehold and up to $140 million bank loan on safe stock. The benefits of this structure is that it allows iStar's shareholders to retain some of the longer-term assets in order to facilitate a more efficient monetization and allow iStar shareholders greater potential upside.

It also allows the team that has developed deep relationships in these communities over the past decade to continue their work, enabling a seamless transition. We believe this structure delevered, focused and publicly traded will give iStar shareholders their best balance of value upside and liquidity. With that, let me turn it over to Brett, who can walk you through some of the financial details. Brett?

Brett Asnas^ Thank you, Marcos. Let's walk through Slide 10. Let's review some of the transitional arrangements we have entered into with SpinCo. The $100 million loan is secured by the $350 million in real estate assets, which when combined with a negative pledge on all other assets, including the safe stock effectively gives the loan an LTV of less than 20% based on real estate book values and the value of safe stock being contributed.

This loan has a 4-year term pays an 8% cash coupon and we'll sweep cash that SpinCo has above $50 million plus reserves. The other transitional arrangement is the management agreement with New Safehold. SpinCo will pay new Safehold to predetermined the management fee of $25 million in year 1, $15 million in year 2, $10 million in year three and $5 million in year four.

If necessary, the management agreement can continue past year 4 at a rate of 2% of the remaining assets, excluding safe stock. This management fee will help transition the overhead structure that Safehold is inheriting from iStar to that of a normalized ground lease platform.

Slide 11 summarizes the sources and uses of cash in this transaction. iStar has approximately $1.4 billion of cash on hand. We expect to monetize an additional $400 million of assets through loan repayments and asset sales and received $200 million of proceeds through the MSD transaction.

We will sell our interest in the ground lease funds for $79 million in cash plus dollar for dollar for any additional fundings we make on those investments between now and the close of the transaction. We also have commitments of $240 million from new financings associated with SpinCo via Safehold loan and a bank loan, giving us a total of $2.3 billion of sources.

We will use those sources to repay $1.7 billion of debt outstanding and cash out all $305 million of preferred equity. We will see SpinCo with $50 million of cash and expect to use approximately $200 million for other purposes, including debt service. Our $100 million of trust preferreds will remain at new Safehold, but in effect, it will be assumed by Safehold as part of the merger consideration. Slide 12 shows our current balance sheet and the bridge to how we get to what the SpinCo balance sheet is expected to look like.

We walk through each of these pieces on the previous slides, and this is the summary. So let me conclude with Slide 13, which lays out all of the components of value iStar shareholders will receive. Each share of STAR will receive 0.27 shares of new Safehold and based on Safe's current trading price, this represents $11.91 per share of value.

In addition, you can see the makeup of SpinCo's portfolio and financings, which equates to a book value of approximately $6.48. Assuming today's value of SAFE, this equates to a value of $18.39 per star share. We believe this transaction provides the market clarity and creates meaningful efficiencies for Safehold going forward. If Safehold's stock rebounds from the recent lows, iStar shareholders will be the largest beneficiaries of this value creation.

For example, the Safehold stock trades up to $50 before closing. The combined value will be closer to $20.61 per STAR share. And if the stock trades up to $60 before closing, the value would be approximately $23.96 per share. With that, let me turn it back to Jay.

Jay Sugarman^ Thanks, Brett. Just to wrap up, we think the transaction delivers an exciting path forward. It will give iStar shareholders the best opportunity to realize on the value of the ground lease industry we have helped build and enable the orderly modernization of the remaining long-term assets in iStar's portfolio.

In our minds, this is not an end but really at the beginning of an even bigger opportunity for iStar shareholders and we look forward to delivering on that full potential. With that, operator, let's open it up for questions.

QUESTIONS AND ANSWERS

Operator^ (Operator Instructions) Our first question comes from the line of Conor (inaudible), Berenberg.

Unidentified Participant^ First, on the assets that are going to be contributed to the SpinCo, the timing on the sale of those assets line up with the timing of the closing of the entire transaction. Is that the expectation?

Jay Sugarman^ Yes. So think about the buckets of long-term assets that are going into the SpinCo and then the assets are going to monetize prior to closing. The longer-term assets are going to be monetized inside of spin code shorter-term ones will be monetized while the transactions prior to the transaction closing.

Unidentified Participant^ Okay. Understood. And a quick follow-up. I'll hand it off after this. But -- in terms of Safehold operations as they stand currently, I know you spoke about a bit of the pipeline on the last earnings call. I mean, will Safehold continue to invest in the interim before this deal is closed.

Marcos Alvarado^ Conor, it's Marcus. Yes. It's status quo for us at apt. I think you heard on the Q2 earnings call, we have a fair amount of liquidity. We're excited to see the positive reaction from customers as we've moved out our pricing over the last two quarters. So we're still out there engaging with the broader real estate ecosystem and working on getting transactions done.

Unidentified Participant^ Got it. Understood. And then 1 real quick follow-up to that. Just in consideration of the forward rate curve, and this question has come up a lot during earnings this cycle. But in terms of the yields on ground lease assets and the forward rate curve kind of peaking off in, say, February 2023.

I mean, does it make sense to dial back the pressure on those acquisitions until you see that forward rate curve start to come in? Or again, is it still status quo, you're comfortable with the yields on investment currently?

Marcos Alvarado^ I think we're still comfortable with the spread we're making over our cost of debt. And I think more importantly, as we think about the benefits of this overall transaction, as Brett has highlighted on the safe call, there's potential credit ratings momentum, which obviously could benefit our cost of capital in the future.

And we're just a more investable company across debt and equity in new safe. And so we're excited about the cost of capital benefits that this transaction can afford us.

Operator^ Our next question comes from the line of Stephen Laws, Raymond James.

Stephen Laws^ As you think about monetizations happening in the NewCo, how do you look at returning capital to shareholders. I know Stars paid a dividend. How do you think about that going forward with the NewCo?

Jay Sugarman^ You're talking about SpinCo or Safehold?

Stephen Laws^ I'm sorry. Yes, SpinCo, the legacy start moving to the Safehold.

Jay Sugarman^ Yes. Look, our goal is to get those dollars back to iStar shareholders as best we can. We definitely think there's a time frame around things like (inaudible) and Magnolia that are a little bit out of our hands just given the involvement we have with the local communities and the number of things we're working on in both of those projects.

But some of the other stuff -- and certainly, the shares are more liquid once we think value has been reflected in those shares, you could certainly see an earlier return on some of that capital.

Stephen Laws^ Great. And then on the safe side, the (inaudible). How do you think about that as far as I mean, attractiveness from a cost standpoint, but rating agencies treat that as debt. So how do you guys unto the decision you wanted to keep that as opposed to not? Kind of just curious the pros and cons there.

Jay Sugarman^ Yes. Look, I think the two choices, obviously, Star could just pay them off. We think they're actually attractive liabilities. So it's probably little bit of a win-win opportunity to keep them outstanding. They fit inside of the new safe long-term liability structure. It's a little piece of floating rate debt. So I think that fits nicely, but certainly, at some point in the future, that changes, they can be paid off.

Operator^ (Operator Instructions) Our next question is from the line of Jade Romani KBW.

Jade Rahmani^ Big picture, I would say, the transaction reveals an intense focus on minimizing safe cost of capital, which, in some respects, appears to be at the detriment of (inaudible). And so my question would be, why is redeeming all of iStar's debt, the best use of capital. Can you also explain some of the considerations. For example, the TruPS selling those as part of remuneration for the SAFE management contract. At par, $100 million, 1.5 long-dated liabilities. I mean that's very attractive capital for iStar, yet it's parting ways with that.

And in addition, that looks to be being replaced by $100 million secured term loan, for say, at 8%. So those are just some of the considerations. Another question related would be why sell the stake to MSD at well below the market price for Safe stock? Why was that capital so needed that iStar would do that?

Jay Sugarman^ Yes, I know there's a number of things to get your hands around, but let's just start with the bottom line. Whatever SAFE (inaudible) yesterday, we think it's a better, more valuable company today. And for iStar, a better, more valuable safe means that the largest asset is now more valuable.

We think that is the essence of the transaction that the two special committees negotiated because the upside on 30-plus million shares of Safehold, particularly given where they have traded and what we think their intrinsic value is, is the thing that unlocks the most value for iStar shareholders.

So I think working around the edges on some of the specifics related to a little bit more to timing, liquidity, what was available with certainty in terms of our minds, in terms of monetization. But the punchline is will this transaction unlock the significant upside, we believe, should be reflected in iStar's largest asset. And with net 30 million shares, 51% of the forward company, that's where the North Star of the transaction was. Will this unlock it?

And I think the rating agency announcements this morning are an important piece of that. They show some of the potential upside there. I know you and others have said the external management structure is not a positive for the long-term value creation we're doing at Safehold. We put all that together.

We think the Dell investment is a strong signal about the potential for these companies. So rather than debate about some of the individual elements, which I agree with you, in a perfect world, the timing would have been such that you just pay off your asset, you monetize all your assets, you pay off all your liabilities and things would have been really simple.

But I think the bottom line is still the most important part of the transaction. IStar's largest asset should be a more valuable company tomorrow and not by an insignificant amount and hopefully buy enough that everything else is irrelevant. So that's where I would begin with, do we think that Safehold is a better company.

Do we think this is going to help unlock value. If you believe that, then we start to look at some of the components as a means to get to that outcome -- and again, the special committees had to work independently to find those solutions.

I think our viewpoint is they have found a solution where we should be able to unlock significant value going forward. And that should, in your primarily or in a majority sense to STAR shareholders, and that's how this transaction is going to get judged at the end of the day.

Jade Rahmani^ Was there ever consideration of a merger of equals type of transaction that would have a near-term phase and a medium-term phase, where the near-term phase would be a stock-for-stock combination of the companies. and also utilization of Star's cash to acquire the percentage of SAFE it doesn't own.

And then later and medium term to do with the monetization of legacy assets and capital structure simplification, especially since with the fixed income markets still reeling from rate increases it may make sense to forestall issuing debt at a lower rate in the future for SAFE.

Jay Sugarman^ Yes. No. Look, Jade, I know a lot of work went into this from outside advisers at both special committees looking at all of the types of things you might suspect they would look at, including capital structure, where the markets are today, I think the nature of iStar's capital structure just is not a natural fit with Safehold. The average term on stapled debt is 24 years on iStar bread 3 years.

Again, I wish we could make this a really simple transaction for you certainly would help us, but we want to focus on the future. We believe this business has tremendous upside. This puts us on the path to that a brighter, bigger, better future. And again, because as iStar ownership position in SAFE. IStar shareholders are going to be the biggest beneficiaries of that success.

So doing things that are short term in nature that we still have to unwind or deal with or refinance I just don't think that the special companies thought that was the best solution. Our mission right now is to go forward and close this transaction reap the benefits of a better, stronger safe hold for both iStar shareholders and Safehold shareholders.

And I think anything that was sort of a transitional step has hopefully been minimized so that we can get on to the main event, which is again, this transformative step forward for a ground lease business that, again, as you know, we're 5 years into it. We think there's tremendous upside that has yet to be realized. And I think this will make it easier to realize that sooner rather than later.

Jade Rahmani^ On the SpinCo, with respect to legacy assets, could there be any haircuts to those values? I know 1839 is what you put out as implied value of consideration. But the real estate market is going through the beginnings of a correction currently. So those legacy asset carrying values could take pickups.

And relatedly, will there be any other transaction costs or management payouts aside from the IPIP that was noted. For example, on the carrot sale to MSD, were those all -- was that all from safe? Or did any of that include management's interest in (inaudible)?

Jay Sugarman^ Yes. So in terms of the assets going into SpinCo, obviously, the safe stock is going in at a $400 million value, whatever number of shares that works out to be at closing.

The book value is going to be the book value of the assets at the time. As you know, we're continuing to work down the balance at Asbury, but yes, you are right, we are susceptible to market conditions in all of the assets that are in development phases. We think we can extract from that portfolio the maximum amount of money.

And I think as we said over the years at iStar, we think book is a reasonable proxy for the dollars we think we can extract. So I guess that's the best way to just think about the future cash flows coming out of that vehicle. It will be a combination of the dollars we can extract from the real estate assets and hopefully, the upside value of Safehold when we monetize that $400 million block of shares.

In terms of the care sale to Dell, MSD. Those were primary shares. There are 10 million authorized share units at this point. There's about 300,000 of them that are unissued and so it came out of that. So it was not from any of the first round investors or management. It was primary issuance and all the proceeds will go to Safehold.

Operator^ And at this time, there are no other questions .

Jason Fooks^ Great. Thank you. If anyone should have additional questions on today's announcement. Please feel to contact me directly. (Inaudible), could we give the conference call replay instructions again?

Operator^ Certainly, ladies and gentlemen, this conference will be available for replay after 1:00 p.m. Eastern today through August 27, 2022 at midnight. You may access the AT&T replay system at any time by dialing 866-207 1041 and entering the access code 374-7859.

Again, the phone number is (866) 207-1041 and the access code is 374-7859. That concludes our conference today. Thank you for your participation and for using AT&T conferencing service. You may now disconnect.

Forward-Looking Statements

Certain matters discussed in this document may be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We have tried, whenever possible, to identify these statements by using words like “future,” “anticipate,” “intend,” “plan,” “estimate,” “believe,” “expect,” “project,” “forecast,” “could,” “would,” “should,” “will,” “may,” and similar expressions of future intent or the negative of such terms. These statements are subject to a number of risks and uncertainties that could cause results to differ materially from those anticipated as of the date of this release. Actual results may differ materially as a result of (1) the ability to consummate the announced transactions on the expected terms and within the anticipated time periods, or at all, which is dependent on the parties’ ability to satisfy certain closing conditions, including the approval of SAFE’s and STAR’s stockholders, completion of the Spin-Off, sales of assets and other factors; (2) any delay or inability of the combined company and/or SpinCo to realize the expected benefits of the transactions; (3) changes in tax laws, regulations, rates, policies or interpretations; (4) the value of the combined company shares to be issued in the transaction; (5) the value of SpinCo's shares and liquidity in SpinCo's shares; (6) the risk of unexpected significant transaction costs and/or unknown liabilities; (7) potential litigation relating to the proposed transactions; (8) the impact of actions taken by significant stockholders; (9) the potential disruption to STAR’s or SAFE’s respective businesses of diverted management attention, and the unanticipated loss of key members of senior management or other employees, in each case as a result of the announced transactions; and (10) general economic and business conditions that could affect the combined company and SpinCo following the transactions. Risks that could cause actual risks to differ from those anticipated as of the date hereof include those discussed herein, those set forth in the securities filings of STAR, including its most recently filed Annual Report on Form 10-K, and those set forth in the securities filings of SAFE, including its most recently filed Annual Report on Form 10-K.

Each of STAR and SAFE also cautions the reader that undue reliance should not be placed on any forward-looking statements, which speak only as of the date of this release. Neither STAR nor SAFE undertakes any duty or responsibility to update any of these forward-looking statements to reflect events or circumstances after the date of this report or to reflect actual outcomes.

Additional Information and Where You Can Find It

In connection with the proposed transactions, STAR will file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of STAR and SAFE and that also will constitute a prospectus for the shares of STAR Common Stock being issued to SAFE’s stockholders in the proposed Merger. In addition, SpinCo will file with the SEC a Form 10 registration statement that will register its common shares. STAR, SAFE and SpinCo also may file other documents with the SEC regarding the proposed transactions. This document is not a substitute all for the joint proxy statement/prospectus or Form 10 registration statement or any other document which STAR, SAFE and SpinCo may file with the SEC. INVESTORS AND SECURITY HOLDERS OF STAR AND SAFE, AS APPLICABLE, ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, THE FORM 10 REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and security holders may obtain free copies of the joint proxy statement/prospectus and the Form 10 registration statement (when available) and other documents filed with the SEC by STAR, SAFE and SpinCo through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations departments of STAR or SAFE at the following:

iStar, Inc.

1114 Avenue of the Americas

39th Floor

New York, NY 10036

Attention: Investor Relations

Safehold, Inc.

1114 Avenue of the Americas

39th Floor

New York, NY 10036

Attention: Investor Relations

This document is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. This document is not a substitute for the prospectus or any other document that STAR, SAFE or SpinCo may file with the SEC in connection with the proposed transactions. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

STAR, SAFE and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information regarding STAR’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in STAR’s definitive proxy statement for its 2022 annual meeting, which is on file with the SEC. Information regarding SAFE’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in SAFE’s definitive proxy statement for its 2022 annual meeting, which is filed with the SEC. A more complete description will be included in the registration statement on Form S-4, the joint proxy statement/prospectus and the Form 10 registration statement.